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                              January 5, 2022

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 31
                                                            Filed December 7,
2021

       Dear Mr. Behrens:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 31 to Form 1-A Filed December 7, 2021

       Transfer Agent and Registrar, page 240

   1. Please include a description of the material terms of your transfer agent agreement with Vertalo, Inc. and
file the agreement as an exhibit.
       General

   2. It appears pursuant to the co-ownership agreements related to this offering that Spendthrift
                                                        Farms LLC and My
Racehorse CA LLC make decisions regarding the horses relevant to this offering by
majority or unanimous vote, with a few minor exceptions. Please tell us whether and how you
have determined that My Racehorse has approval rights over a broad range of day to
day operational matters that directly impact the value of the parties'
                                                        agreements and that My
Racehorse does not have limited management control in the
                                                        relevant assets.
 Michael Behrens
My Racehorse CA LLC
January 5, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
January 5, 2022 Page 2
cc:       Christopher Tinen
FirstName LastName